SCHEDULE 13G
                  Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                A. Schulman, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    808194104
                                 (CUSIP Number)

                                  June 30, 2000
           (Date of event which requires filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this schedule is filed:

|X|   Rule 13d-1(b)

|_|   Rule 13d-1(c)

|_|   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808194104

(1)   Names of Reporting Persons:  Perkins, Wolf, McDonnell & Company

      S.S. or I.R.S. Identification Nos. of Above Persons:  36-3099763


(2)   Check the Appropriate Box if a Member     (a)___
      of a Group (See Instructions)             (b)___
      N/A


(3)   SEC Use Only

(4)   Citizenship or Place of Organization      Delaware

Number of Shares        (5)   Sole Voting
Beneficially Owned            Power                     120,450
By Each Reporting
Person With             (6)   Shared Voting
                              Power                   3,379,100

                        (7)   Sole Dispositive
                              Power                     120,450

                        (8)   Shares Dispositive
                              Power                   3,379,100


(9)   Aggregate Amount Beneficially Owned by
      Each Reporting Person                           3,499,550

(10)  Check if the Aggregate Amount in Row (9)
      Excludes Certain Shares (See Instructions)

(11)  Percent of Class Represented by Amount
      in Row (9)                                      11.9%

(12)  Type of Reporting Person
      (See Instructions)                              IA

                                  SCHEDULE 13G


1(A)        NAME OF ISSUER:  A. Schulman, Inc.

1(B)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            3550 Market Street
            Akron, OH  44333

ITEM 2(A).  NAME OF PERSON FILING:
            Perkins, Wolf, McDonnell & Company


ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
            53 N. Jackson Blvd., Suite 722
            Chicago, IL  60604

ITEM 2(C).  CITIZENSHIP:

            Delaware

ITEM 2(D).  TITLE OF CLASS OF SECURITIES
            Common Stock

ITEM 2(E).  CUSIP NO.
            808194104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (a)  |_|Broker or Dealer registered under Section 15 of the Act
     (b)  |_|Bank as defined in Section 3(a)(6) of the Act
     (c)  |_|Insurance Company as defined in Section 3(a)(19) of the Act
     (d) |_|Investment Company registered under Section 8 of the Investment Company Act
     (e) |X| Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
     (f) |_|Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)
     (g) |_|Parent Holding Company, in accordance withss.240.13d-1(b)(ii)(G) (Note: See Item 7)
     (h)  |_|Group, in accordance withss.240.13d-1(b)(1)(ii)(H)

ITEM 4.           OWNERSHIP



  Number of Shares      Percentage of    Sole Voting Power    Shared Voting    Sole Dispositive        Shared
                          Outstanding                              Power              Power        Dispositive Power
                            Shares

     3,499,550               11.9%           120,450            3,379,100          120,450            3,379,100




ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not applicable.


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable.


ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not applicable.


ITEM 10. CERTIFICATION

      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I the undersigned certify that the information set forth in this statement is true, complete and correct.


                                          By:  /s/ Gregory E. Wolf

                                          By:
                                          Name:  Gregory E. Wolf
                                          Title: Treasurer